                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                   FORM 11-K



                 Annual Report pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 1997

                         Commission File Number 1-1594




A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                             CROWLEY'S/STEINBACH
                                 401(K) PLAN



B. Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:

                          CROWLEY, MILNER AND COMPANY
                         2301 West Lafayette Boulevard
                            Detroit, Michigan 48216

The following financial statements and exhibits are filed as part of this report:

(a)  Financial Statements

        Report of Independent Auditors

        Statements of Assets Available for Benefits, with Fund Information - December 31, 1997 and 1996

        Statements of Changes in Assets Available for Benefits, with Fund Information - Years Ended December 31, 1997 and 1996

        Notes to Financial Statements

        Supplemental Schedules

                Item 27a - Schedule of Assets Held for Investment Purposes
                Item 27d - Schedule of Reportable Transactions

(b)  Exhibits - Consent of Independent Auditors

                         Audited Financial Statements and Schedules

                         Crowley's/Steinbach 401(k) Plan


                         Years ended December 31, 1997 and 1996
                         with Report of Independent Auditors

                         Crowley's/Steinbach 401(k) Plan

                   Audited Financial Statements and Schedules

                     Years ended December 31, 1997 and 1996





                                    CONTENTS


 Report of Independent Auditors.......................................    1

 Audited Financial Statements

 Statement of Assets Available for Benefits, with Fund
   Information........................................................    3
 Statement of Changes in Assets Available for Benefits, with
   Fund Information...................................................    5
 Notes to Financial Statements........................................    8

 Supplemental Schedules

 Item 27a - Schedule of Assets Held for Investment Purposes...........   11
 Item 27d - Schedule of Reportable Transactions.......................   12

                         Report of Independent Auditors


Administrative Committee
Crowley's/Steinbach 401(k) Plan


We have audited the accompanying statements of assets available for benefits of the Crowley's/Steinbach 401(k) Plan ("the Plan") as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended, as listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, assets available for plan benefits of the Plan at December 31, 1997 and December 31, 1996, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of assets available for plan benefits and statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present net assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The information presented in the "Schedules of Assets Held for Investment Purposes and Reportable Transactions" does not disclose the historical cost of investments. Disclosure of this information is required by the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




/s/ ERNST AND YOUNG LLP
Detroit, Michigan
June 26, 1998

                         Crowley's/Steinbach 401(k) Plan

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1997



                                                                        FUND INFORMATION
                             ------------------------------------------------------------------------------------------------------
                                                       MFS
                                                    GOVERNMENT           MASSACHUSETTS             VANGUARD
                                MFS      MFS MONEY    LIMITED      MFS     INVESTORS      MFS        INDEX      TEMPLETON
                               FIXED      MARKET     MATURITY     BOND      TRUST      RESEARCH    TRUST-500     FOREIGN   CROWLEY
                               FUND        FUND        FUND       FUND      FUND         FUND        FUND         FUND      STOCK
                             ------------------------------------------------------------------------------------------------------
ASSETS
Investments at fair value
       (Note 1)
   Mutual Funds               $39,415    $508,554    $491,391   $665,141  $1,415,776   $1,445,661  $2,829,270    $255,879
   Guaranteed Investment
     Contract
   Company Stock                                                                                                           $218,030
   Participant loans
                             ------------------------------------------------------------------------------------------------------
Total investments              39,415     508,554     491,391    665,141   1,415,776    1,445,661   2,829,270     255,879   218,030

Receivables:
   Participants'
     contributions             15,458      15,144       4,518      9,994      23,244       15,664      21,220       8,369     2,612
   Employer's contribution     13,357      18,266       3,864      5,900      13,765        9,209       9,209       4,321     2,030
                             ------------------------------------------------------------------------------------------------------
Total Receivables              28,815      33,410       8,382     15,894      37,009       24,873      30,429      12,690     4,642
                             ------------------------------------------------------------------------------------------------------
Assets available for
benefits                      $68,230    $541,964    $499,773   $681,035  $1,452,785   $1,470,534  $2,859,699    $268,569  $222,672
                             ======================================================================================================

                                             FUND INFORMATION
                              -------------------------------------------

                               CROWLEY   STEINBACH   DEFINED
                               FROZEN     FROZEN     BENEFIT
                               G.I.C.     G.I.C.      G.I.C.
                                FUND       FUND        FUND       LOANS      TOTAL
                              --------------------------------------------------------
ASSETS
Investments at fair value
       (Note 1)
   Mutual Funds                                                            $ 7,651,087
   Guaranteed Investment
     Contract                 $1,078,224 $3,319,696 $1,518,002               5,915,922
   Company Stock                                                               218,030
   Participant loans                                            $221,177       221,177
                              --------------------------------------------------------
Total investments              1,078,224  3,319,696  1,518,002   221,177    14,006,216

Receivables:
   Participants'
     contributions                                                             116,223
   Employer's contribution                                                      79,921
                              --------------------------------------------------------
Total Receivables                                                              196,144
                              --------------------------------------------------------
Assets available for
benefits                      $1,078,224 $3,319,696 $1,518,002  $221,177   $14,202,360
                              ========================================================


See accompanying notes.

                         Crowley's/Steinbach 401(k) Plan

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1996

                                                                 FUND INFORMATION
                                 -------------------------------------------------------------------------------------------
                                                                                                                   ROYAL
                                    GOVERNMENT     INTERMEDIATE   EQUITY    EQUITY     INTERNATIONAL   LOAN/     MACCABEE'S
                                    SECURITIES         BOND       INCOME    GROWTH        EQUITY     PROCESSING  SAFTY + #2
                                       FUND            FUND        FUND      FUND         INDEX         FUND        FUND
                                 -------------------------------------------------------------------------------------------
ASSETS
Investments at fair value
       (Note 1)
   Royal Maccabee's separate
     accounts                          $526,612      $656,764  $1,063,964  $1,225,893      $161,924
   Royal Maccabee's Guaranteed
     Investment Contract                                                                                          $1,232,335
   Company Stock
   Participant loans                                                                                   $144,804
                                 -------------------------------------------------------------------------------------------
Total investments                       526,612       656,764   1,063,964   1,225,893       161,924     144,804    1,232,335

Receivables:
   Participants' contributions            4,276         4,118       6,577       7,831         2,067                    8,944
   Employer's contribution               17,478        13,651      22,544      25,324         6,774                   62,344
                                 -------------------------------------------------------------------------------------------
Total Receivables:                       21,754        17,769      29,121      33,155         8,841                   71,288

Other
                                 -------------------------------------------------------------------------------------------
Assets available for benefits          $548,366      $674,533  $1,093,085  $1,259,048      $170,765    $144,804   $1,303,623
                                 ===========================================================================================



                                                    FUND INFORMATION
                                  ---------------------------------------------
                                    G.I.C.
                                  COLLECTIVE     S&P       MONEY
                                  SAFTY + #1,    500      MARKET     CROWLEY
                                    #2 FUND      FUND      FUND       STOCK        TOTAL
                                  ----------------------------------------------------------
ASSETS
Investments at fair value
       (Note 1)
   Royal Maccabee's separate
     accounts                       $1,658,799  $624,668   $346,534               $6,265,158
   Royal Maccabee's Guaranteed
     Investment Contract                                                           1,232,335
   Company Stock                                                       $231,649      231,649
   Participant loans                                                                 144,804
                                  ----------------------------------------------------------
Total investments                    1,658,799   624,668    346,534     231,649    7,873,946

Receivables:
   Participants' contributions                     4,463      2,567       1,239       42,082
   Employer's contribution                        15,534     18,180     (19,537)     162,292
                                  ----------------------------------------------------------
Total Receivables:                                19,997     20,747     (18,298)     204,374

Other                                                                    34,485       34,485
                                  ----------------------------------------------------------
Assets available for benefits       $1,658,799  $644,665   $367,281    $247,836   $8,112,805
                                  ==========================================================


                         Crowley's/Steinbach 401(k) Plan

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1997

                                                                   FUND INFORMATION
                             -----------------------------------------------------------------------------------------------
                                                     MFS
                                         MFS      GOVERNMENT              MASSACHUSETTS              VANGUARD
                               MFS      MONEY      LIMITED        MFS       INVESTORS       MFS        INDEX     TEMPLETON
                              FIXED    MARKET      MATURITY    RESEARCH       TRUST       RESEARCH   TRUST-500    FOREIGN
                              FUND      FUND         FUND        FUND         FUND          FUND       FUND         FUND
                             -----------------------------------------------------------------------------------------------
Additions:
Contributions:
   Participants              $50,103  $  51,146   $  14,544    $  32,387  $    73,847    $  50,340   $   69,056   $ 26,802
   Crowley, Milner & Co.      14,996     19,922       4,284        6,515       16,035       10,692       10,753      4,742
                             -----------------------------------------------------------------------------------------------
                              65,099     71,068      18,828       38,902       89,882       61,032       79,809     31,544
   Interest and dividend
     income                    1,092      5,902       7,325        7,173       98,406       63,999       32,895     26,195
                             -----------------------------------------------------------------------------------------------
                              66,191     76,970      26,153       46,075      188,288      125,031      112,704     57,739

Deductions:
   Participants' accounts
     distributed upon
     withdrawal
   Fees
   Other (additions)          (2,039)   (10,172)       (897)      (1,539)      (2,852)      (1,409)      (3,257)    (1,080)
                             -----------------------------------------------------------------------------------------------
                              68,230     87,142      27,050       47,614      191,140      126,440      115,961     58,819

Realized and unrealized
   gain on investment                                (1,156)       3,449      (55,742)     (98,891)        (910)   (50,114)
Transfers                               454,822     473,879      629,972    1,018,014    1,031,814    1,159,702    259,864
                             -----------------------------------------------------------------------------------------------
Net increase (decrease)       68,230    541,964     499,773      681,035    1,153,412    1,059,363    1,274,753    268,569

Assets available for
   benefits beginning of
   year
Transfers in from Steinbach
   401(k) plan                                                                299,373      411,171    1,584,946
                             -----------------------------------------------------------------------------------------------
Assets available for
   benefits
   end of year               $68,230   $541,964    $499,773     $681,035   $1,452,785    $1,470,534  $2,859,699   $268,569
                            ================================================================================================
                                                  FUND INFORMATION
                             -----------------------------------------------------------
                                            CROWLEY    STEINBACH    DEFINED
                                             FROZEN      FROZEN     BENEFIT
                                CROWLEY      G.I.C.      G.I.C.     G.I.C.
                                 STOCK        FUND        FUND       FUND       LOAN
                             -----------------------------------------------------------
Additions:
Contributions:
   Participants                $ 27,773
   Crowley, Milner & Co.         60,522
                             -----------------------------------------------------------
                                 88,295
   Interest and dividend
     income                                $   14,553  $  101,528  $   31,448
                             -----------------------------------------------------------
                                 88,295        14,553    101,528       31,448

Deductions:
   Participants' accounts
     distributed upon
     withdrawal                  23,570
   Fees
   Other (additions)             78,641                                       $  25,403
                             -----------------------------------------------------------
                                (13,916)       14,553    101,528       31,448   (25,403)

Realized and unrealized
   gain on investment             3,193
Transfers                      (144,441)    1,063,671               1,486,554   144,804
                             -----------------------------------------------------------
Net increase (decrease)         (25,164)    1,078,224    101,528    1,518,002   119,401

Assets available for
   benefits beginning of
   year                         247,836
Transfers in from Steinbach
   401(k) plan                                         3,218,168                101,776
                             -----------------------------------------------------------
Assets available for
   benefits
   end of year                 $222,672    $1,078,224  $3,319,696  $1,518,002  $221,177
                             ===========================================================

                         Crowley's/Steinbach 401(k) Plan

 Statement of Changes in Assets Available for Benefits, with Fund Information
                                 (continued)


                                                                     FUND INFORMATION
                           ----------------------------------------------------------------------------------------------------
                                                                                                                     G.I.C.
                                                                                                          ROYAL     COLLECTIVE
                            GOVERNMENT   INTERMEDIATE    EQUITY      EQUITY    INTERNATIONAL   LOAN/    MACCABEE'S  SAFTY +=1,
                            SECURITIES       BOND        INCOME      GROWTH       EQUITY     PROCESSING SAFTY +#2      #2
                               FUND          FUND         FUND        FUND        INDEX        FUND        FUND       FUND
                           -----------------------------------------------------------------------------------------------------
Additions:
Contributions:
   Participants             $  32,252    $  29,244    $   52,150   $   60,035  $  16,433                $   67,595
   Crowley, Milner & Co.        4,891        2,978         5,064        6,240      1,650                     8,260
                           -----------------------------------------------------------------------------------------------------
                               37,143       32,222        57,214       66,275     18,083                    75,855

   Interest and dividend
     income                                                                                  $  2,950       43,740   $  100,384
                           -----------------------------------------------------------------------------------------------------
                               37,143       32,222        57,214       66,275     18,083        2,950      119,595      100,384
Deductions:
   Participants'
     accounts
     distributed upon
     withdrawal                84,029      129,385       192,279      226,534     20,473       27,947      189,848      272,628
   Fees                         2,350        2,853         4,772        5,585        538                     3,301
   Other (additions)            1,500        5,463         4,536        5,433       (486)     (19,865)      49,509
                           -----------------------------------------------------------------------------------------------------
                              (50,736)    (105,479)     (144,373)    (171,277)    (2,442)      (5,132)    (123,063)    (172,244)
Realized and unrealized
   gain on investment          29,931       35,344       178,963      278,184     19,582
Transfers                    (527,561)    (604,398)   (1,127,675)  (1,365,955)  (187,905)    (139,672)  (1,180,560)  (1,486,555)
                           -----------------------------------------------------------------------------------------------------
Net increase (decrease)      (548,366)    (674,533)   (1,093,085)  (1,259,048)  (170,765)    (144,804)  (1,303,623)  (1,658,799)

Assets available for
   benefits beginning of
   year                       548,366      674,533     1,093,085    1,259,048    170,765      144,804    1,303,623    1,658,799
Transfers in from
   Steinbach 401(k) plan
                           -----------------------------------------------------------------------------------------------------
Assets available for
   benefits
   end of year             $        -    $       -    $        -   $        -  $       -     $      -   $        -   $        -
                           =====================================================================================================
                              FUND INFORMATION
                          ------------------------


                              S&P        MONEY
                              500        MARKET
                              FUND        FUND        TOTAL
                          ------------------------------------
Additions:
Contributions:
   Participants            $ 35,469    $ 17,296   $   706,472
   Crowley, Milner & Co.      3,856      20,490       201,890
                          ------------------------------------
                             39,325      37,786       908,362

   Interest and dividend
     income                              13,214       550,804
                          ------------------------------------
                             39,325      51,000     1,459,166
Deductions:
   Participants'
     accounts
     distributed upon
     withdrawal             129,964      47,316     1,338,973
   Fees                       2,990       1,537        23,926
   Other (additions)          1,281       2,945       131,115
                          ------------------------------------
                            (89,910)       (798)      (34,848)

Realized and unrealized
   gain on investment       167,135                   508,968
Transfers                  (721,890)   (336,483)
                          ------------------------------------
Net increase (decrease)    (644,665)   (367,281)      474,120

Assets available for
   benefits beginning of
   year                     644,665     367,281     8,112,805
Transfers in from
   Steinbach 401(k) plan                            5,615,435
                          ------------------------------------
Assets available for
   benefits
   end of year             $      -    $      -   $14,202,360
                          ====================================

                         Crowley's/Steinbach 401(k) Plan

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1996


                                                                      FUND INFORMATION
                                 -------------------------------------------------------------------------------------------
                                                                                                                   ROYAL
                                  GOVERNMENT   INTERMEDIATE     EQUITY      EQUITY    INTERNATIONAL   LOAN/     MACCABEE'S
                                  SECURITIES       BOND         INCOME      GROWTH       EQUITY     PROCESSING  SAFTY + #2
                                     FUND          FUND          FUND        FUND        INDEX         FUND        FUND
                                 -------------------------------------------------------------------------------------------
Additions:
   Contributions:
     Participants                $   53,496    $   53,300     $   79,967  $   85,154  $   18,232                $  112,383
     Crowley, Milner and
        Company                      23,372        17,565         28,242      31,415       8,199                    49,771
                                 -------------------------------------------------------------------------------------------
                                     76,868        70,865        108,209     116,569      26,431                   162,154

     Interest and dividend
       income                                                                                       $  10,204       97,845
                                 -------------------------------------------------------------------------------------------
                                     76,868        70,865        108,209     116,569      26,431       10,204      259,999

Deductions:
   Participants' accounts
     distributed upon
     withdrawal                     129,366        87,352        205,630     159,512      10,455        1,629      595,840
   Fees                               3,259         4,229          6,117       6,635         761                     8,087
   Other (additions)                                                                                     (126)     (13,571)
                                 -------------------------------------------------------------------------------------------
                                    132,625        91,581        211,747     166,147      11,216        1,503      590,356

Realized and unrealized gain
   on investments                    21,520        24,279        138,297     184,666      15,191
Transfers                            (7,429)     (128,009)       (92,591)     42,078      27,954      (16,753)       7,379
                                 -------------------------------------------------------------------------------------------
Net increase (decrease)             (41,666)     (124,446)       (57,832)    177,166      58,360       (8,052)    (322,978)
Assets available for benefits
   beginning of year                590,032       798,979      1,150,917   1,081,882     112,405      152,856    1,626,601
                                 -------------------------------------------------------------------------------------------
Assets available for benefits
   end of year                   $  548,366    $  674,533     $1,093,085  $1,259,048  $  170,765    $ 144,804   $1,303,623
                                 ===========================================================================================

                                                FUND INFORMATION
                                 -----------------------------------------------
                                     G.I.C.
                                   COLLECTIVE      S&P       MONEY
                                   SAFTY + #1,     500      MARKET      CROWLEY
                                    #2 FUND       FUND       FUND        STOCK        TOTAL
                                 --------------------------------------------------------------
Additions:
   Contributions:
     Participants                              $  43,606   $  33,796   $  18,663    $  498,597
     Crowley, Milner and
        Company                                   18,454      22,960      42,030       242,008
                                 --------------------------------------------------------------
                                                  62,060      56,756      60,693       740,605

     Interest and dividend
       income                      $  165,260                                788       274,097
                                 --------------------------------------------------------------
                                      165,260     62,060      56,756      61,481     1,014,702

Deductions:
   Participants' accounts
     distributed upon
     withdrawal                       404,575    170,115      57,746      11,475     1,833,695
   Fees                                            2,967       2,401                    34,456
   Other (additions)                                                        (867)      (14,564)
                                 --------------------------------------------------------------
                                      404,575    173,082      60,147      10,608     1,853,587

Realized and unrealized gain
   on investments                                120,033      19,892      59,232       583,110
Transfers                                        137,120     (15,328)     45,579
                                 --------------------------------------------------------------
Net increase (decrease)              (239,315)   146,131         893     155,684      (255,775)
Assets available for benefits
   beginning of year                1,898,114    498,534     366,108      92,152     8,368,580
                                 --------------------------------------------------------------
Assets available for benefits
   end of year                     $1,658,799  $ 644,665   $ 367,281   $ 247,836    $8,112,805
                                 ==============================================================

See accompanying notes.

                       Crowley's/Steinbach 401(k) Plan

                        Notes to Financial Statements

                              December 31, 1997



1.     DESCRIPTION OF THE PLAN

Crowley's/Steinbach 401(k) Plan (the Plan) is a voluntary, defined contribution plan established February 1, 1984 covering all eligible employees of Crowley, Milner and Company and Steinbach Stores, Inc., its wholly-owned subsidiary (the Company).

Effective October 1, 1997, the Company's Board of Directors amended and restated the Plan, previously known as the Crowley, Milner & Company Profit Sharing Plan. The amendment provided for the merger of another pension plan of the Company into the Plan. In addition, distributions to Plan participants were suspended from October 1, 1997 to January 15, 1998. The amended and restated plan also provided for a change in trustees and available participant investment fund options.

Information about the Plan agreement and the vesting and benefit provisions is contained in the Summary Plan Description, copies of which are available from the human resource office of the Company.

Eligible employees may make annual contributions to the Plan up to the lesser of 20% of compensation or the maximum amount as allowed by Internal Revenue Code of 1986 (the Code).

The Company contributes to employee accounts as stipulated in the Plan.

The Company has the right to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants' accounts become fully vested and nonforfeitable.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The fair value of the participation units owned by the Plan in the Royal Maccabees Life Insurance Company (RMLK) separate accounts represent their net asset values on the last business day of the Plan year. The fair value of the Company's stock is valued at the last reported sales price on the last business day of the Plan year.

                       Crowley's/Steinbach 401(k) Plan

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Royal Maccabees Life Insurance Company guaranteed investment contract is invested in the Bankers Trust Company - Pyramid Open End GIC Fund and Treasury Yield Plus (SAFTY Funds) at a guaranteed effective annual rate of interest for a specified period of time.

The investments held in the MFS family of funds are valued at the net asset values on the last business day of the Plan year.

Administrative expenses incurred are borne by the Company, and fees associated with the funds are borne by the participants.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.     TAX STATUS

The Internal Revenue Service (IRS) had ruled favorably on the Plan in its form prior to its 1997 restatement. The IRS has not yet ruled on the Plan as restated. The Plan sponsor has requested a letter from the IRS that the Plan, as restated, qualifies under section 401(a) of the Code and the related trust therefore, is not subject to tax under present income tax laws. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                         Crowley's/Steinbach 401(k) Plan

4.     YEAR 2000 (UNAUDITED)

The Company has a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems.
The Company currently expects the project to be substantially complete by August 1998. The Company does not expect this project to have a significant effect on the Plan's operations. The project also includes determining whether third party service providers have reasonable plans in place to become year
2000 compliant.

5.     COMMITMENTS AND CONTINGENCIES

As described in Note 1, Description of the Plan, the assets of the Savings and Profit Sharing Retirement Plan of Steinbach Stores, Inc. were merged into the Plan during 1997. The former trustee and recordkeeper has alleged that an error occurred in the settlement process and has requested that the Plan return approximately $180,000. In response, Plan management has requested that the former trustee and recordkeeper provide a detailed reconciliation of the alleged error. At this time, the former trustee and recordkeeper has not provided any detail supporting the allegation, and as a result, Plan management has made no accrual in the Plan financial statements.

                         Crowley's/Steinbach 401(k) Plan
                                 EIN 38-0454910
                                   Plan # 002

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                                                    DESCRIPTION OF INVESTMENT INCLUDING
     IDENTITY OF ISSUE, BORROWER,                    MATURITY DATE, RATE OF INTEREST,                               CURRENT
       LESSOR OR SIMILAR PARTY                      COLLATERAL, PAR OR MATURITY VALUE                     COST       VALUE
-------------------------------------------------------------------------------------------------------------------------------
MFS Fixed Fund                              Fixed Fund Account--39,414 units                               **      $  39,415
MFS Money Market Fund                       Money Market Fund Account--508,554 units                       **        508,554
MFS Government Limited Maturity Fund        Government Limited Maturity Fund Account--58,499 units         **        491,391
MFS Bond Fund                               Bond Fund Account--48,836 units                                **        665,141
Massachusetts Investors Trust Fund          Investors Trust Fund Account--80,766 units                     **      1,445,776
MFS Research Fund                           Research Fund Account--67,903 units                            **      1,445,661
Vanguard Index Trust--500 Fund              Trust-500 Fund Account--31,412 units                           **      2,829,270
Templeton Foreign Fund                      Foreign Fund Account--25,717 units                             **        255,879
Crowley Frozen GIC Fund                     Frozen GIC Account--107,822 units                              **      1,078,224
Steinbach Frozen GIC Fund                   Frozen GIC Account--331,970 units                              **      3,319,696
Defined Benefit - GIC Fund                  Defined Benefit GIC Fund Account--151,800 units                **      1,518,002
*Crowley, Milner and Company                Crowley Milner and Company Stock--26,739 shares                **        218,030
Participant Loans                           Various Loans (rate of interest 8%-9%)                          -        221,177


There were no investment assets reportable as acquired and disposed of during the year. The cost to acquire participant loans was zero. In addition, there were no proceeds of disposition related to participant loans.

*Party-in-interest.

**Trustee does not track cost.

                         Crowley's/Steinbach 401(k) Plan
                                 EIN 38-0454910
                                   Plan # 002

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                           DESCRIPTION OF ASSET (INCLUDING
                                            INTEREST RATE AND MATURITY IN       PURCHASE        SELLING      LEASE
       IDENTITY OF PARTY INVOLVED                  CASE OF A LOAN)                PRICE          PRICE       RENTAL
-----------------------------------------------------------------------------------------------------------------------
Category i) A single transaction within
  the plan year in excess of 5% of the
  current value of the plan assets:
     Royal Maccabees Life Insurance
       Company                             Intermediate Bond Fund
                                               36,547 shares sold                              $   629,972
                                           Government Securities Fund
                                               31,579 shares sold                                  473,879
                                           S&P 500 Fund
                                               13,009 shares sold                                1,159,702
                                           Equity Income Fund
                                               17,093 of shares sold                             1,018,014
                                           Equity Growth Fund
                                               17,755 of shares sold                             1,031,814
                                           Money Market Fund
                                               15,045 shares sold                                  438,024
                                           Safty Fund                                              783,048


                                                                                                              CURRENT
                                                                                 EXPENSE                      VALUE OF
                                           DESCRIPTION OF ASSET (INCLUDING      INCURRED         COST         ASSET ON        NET
                                            INTEREST RATE AND MATURITY IN         WITH            OF         TRANSACTION     GAIN
       IDENTITY OF PARTY INVOLVED                  CASE OF A LOAN)             TRANSACTION       ASSET          DATE        (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category i) A single transaction within
  the plan year in excess of 5% of the
  current value of the plan assets:
     Royal Maccabees Life Insurance
       Company                             Intermediate Bond Fund
                                               36,547 shares sold                                            $   629,972       *
                                           Government Securities Fund
                                               31,579 shares sold                                                473,879       *
                                           S&P 500 Fund
                                               13,009 shares sold                                              1,159,702       *
                                           Equity Income Fund
                                               17,093 of shares sold                                           1,018,014       *
                                           Equity Growth Fund
                                               17,755 of shares sold                                           1,031,814       *
                                           Money Market Fund
                                               15,045 shares sold                                                438,024       *
                                           Safty Fund                                                            783,048       *


                       Crowley's/Steinbach 401(k) Plan
                                EIN 38-0454910
                                  Plan #002

          Item 27d - Schedule of Reportable Transactions (continued)


                                           DESCRIPTION OF ASSET (INCLUDING
                                            INTEREST RATE AND MATURITY IN       PURCHASE          SELLING     LEASE
       IDENTITY OF PARTY INVOLVED                  CASE OF A LOAN)                PRICE            PRICE     RENTAL
---------------------------------------------------------------------------------------------------------------------

Category i) A single transaction within
 the plan year in excess of 5% of the
  current value of the plan
     assets--continued:
     MFS Money Market Fund                 MFS Money Market Fund
                                               2,619,426 shares purchased
                                                 at $1/share                    $2,619,426
     MFS Government Limited                MFS Government Limited
       Maturity Fund                           Maturity Fund
                                                 56,280 shares purchased
                                                    at $8.42/share                 473,879
     MFS Bond Fund                         MFS Bond Fund
                                               46,492 shares purchased
                                                 at $13.55/share                   629,972
     Massachusetts Investors Trust         Massachusetts Investors Trust
                                               55,599 shares purchased
                                                 at $18.31/share                 1,018,014
     MFS Research Fund                     MFS Research Fund
                                               45,116 shares purchased
                                                 at $22.87 share                 1,031,814
     Vanguard Index Trust                  Vanguard Index Trust
                                               12,900 shares purchased
                                               at $89.90/share                   1,159,702
                                           Vanguard Index Trust
                                               17,548 shares purchased
                                                 at $90.32/share                 1,584,946


                                                                                                              CURRENT
                                                                                 EXPENSE                      VALUE OF
                                          DESCRIPTION OF ASSET (INCLUDING       INCURRED         COST         ASSET ON        NET
                                           INTEREST RATE AND MATURITY IN          WITH            OF         TRANSACTION     GAIN
       IDENTITY OF PARTY INVOLVED                 CASE OF A LOAN)              TRANSACTION       ASSET          DATE        (LOSS)
----------------------------------------------------------------------------------------------------------------------------------

Category i) A single transaction within
 the plan year in excess of 5% of the
  current value of the plan
     assets--continued:
     MFS Money Market Fund                MFS Money Market Fund
                                              2,619,426 shares purchased
                                                at $1/share                                   $2,619,426      $2,619,426
     MFS Government Limited               MFS Government Limited
       Maturity Fund                          Maturity Fund
                                                56,280 shares purchased
                                                   at $8.42/share                                473,879         473,879
     MFS Bond Fund                        MFS Bond Fund
                                              46,492 shares purchased
                                                at $13.55/share                                  629,972         629,972
     Massachusetts Investors Trust        Massachusetts Investors Trust
                                              55,599 shares purchased
                                                at $18.31/share                                1,018,014       1,018,014
     MFS Research Fund                    MFS Research Fund
                                              45,116 shares purchased
                                                at $22.87 share                                1,031,814       1,031,814
     Vanguard Index Trust                 Vanguard Index Trust
                                              12,900 shares purchased
                                              at $89.90/share                                  1,159,702       1,159,702
                                          Vanguard Index Trust
                                              17,548 shares purchased
                                                at $90.32/share                                1,584,946       1,584,946


                       Crowley's/Steinbach 401(k) Plan
                                EIN 38-0454910
                                  Plan #002

          Item 27d - Schedule of Reportable Transactions (continued)



                                           DESCRIPTION OF ASSET (INCLUDING
                                            INTEREST RATE AND MATURITY IN       PURCHASE          SELLING     LEASE
       IDENTITY OF PARTY INVOLVED                  CASE OF A LOAN)                PRICE            PRICE     RENTAL
-----------------------------------------------------------------------------------------------------------------------

Category i) A single transaction within
 the plan year in excess of 5% of the
 current value of the plan
 assets--continued:
     MFS Money Market Fund                 MFS Money Market Fund
                                               1,584,946 shares sold
                                                 at $1.00/share                                 $1,584,946
     MFS Money Market Fund                 MFS Money Market Fund
                                               783,048 shares sold
                                               at $1.00/share                                      783,048
     MFS Fixed Fund                        MFS Fixed Fund
                                               783,048 shares purchased
                                                 at $1.00/share                $   783,048
Category iii) A series of transactions
  involving securities of the same issue
  which, when aggregated, involve an
  amount in excess of 5% of the current
  value of plan assets:

     Royal Maccabees Life Insurance
       Company                             Intermediate Bond Fund
                                               41 purchases                        135,995
                                               62 sales                                            828,088
                                           Government Securities Fund
                                               39 purchases                         95,820
                                               62 sales                                            652,333


                                                                                                            CURRENT
                                                                               EXPENSE                      VALUE OF
                                           DESCRIPTION OF ASSET (INCLUDING    INCURRED         COST         ASSET ON           NET
                                            INTEREST RATE AND MATURITY IN       WITH            OF         TRANSACTION        GAIN
       IDENTITY OF PARTY INVOLVED                  CASE OF A LOAN)           TRANSACTION       ASSET          DATE           (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------

Category i) A single transaction within
 the plan year in excess of 5% of the
 current value of the plan
 assets--continued:
     MFS Money Market Fund                 MFS Money Market Fund
                                              1,584,946 shares sold
                                                 at $1.00/share                                             $1,584,946             *
     MFS Money Market Fund                 MFS Money Market Fund
                                              783,048 shares sold
                                               at $1.00/share                                                  783,048             *
     MFS Fixed Fund                        MFS Fixed Fund
                                              783,048 shares purchased
                                                 at $1.00/share                            $   783,048         783,048
Category iii) A series of transactions
  involving securities of the same issue
  which, when aggregated, involve an
  amount in excess of 5% of the current
  value of plan assets:

     Royal Maccabees Life Insurance
       Company                             Intermediate Bond Fund
                                               41 purchases                                    135,995         135,995
                                               62 sales                                                        828,088             *
                                           Government Securities Fund
                                               39 purchases                                     95,820          95,820
                                               62 sales                                                        652,333             *


                       Crowley's/Steinbach 401(k) Plan
                                EIN 38-0454910
                                  Plan #002

          Item 27d - Schedule of Reportable Transactions (continued)





                                           DESCRIPTION OF ASSET (INCLUDING
                                            INTEREST RATE AND MATURITY IN       PURCHASE          SELLING     LEASE
       IDENTITY OF PARTY INVOLVED                  CASE OF A LOAN)                PRICE            PRICE     RENTAL
----------------------------------------------------------------------------------------------------------------------
Category iii) A series of transactions
  involving securities of the same issue
  which, when aggregated, involve an
  amount in excess of 5% of the current
  value of plan assets--continued:
     Royal Maccabees Life Insurance
       Company--continued                  S&P 500 Fund
                                               37 purchases                    $   574,360
                                               88 sales                                         $1,366,152
                                           Equity Income Fund
                                               44 purchases                        212,973
                                               104 sales                                         1,455,857
                                           Equity Growth Fund
                                               42 purchases                        152,439
                                               102 sales                                         1,656,467
                                           Money Market Fund
                                               40 purchases                        176,019
                                               105 sales                                           535,478
                                           SAFTY+ #2
                                               82 sales                                             82,528



                                                                                                             CURRENT
                                                                                EXPENSE                      VALUE OF
                                           DESCRIPTION OF ASSET (INCLUDING     INCURRED         COST         ASSET ON           NET
                                            INTEREST RATE AND MATURITY IN        WITH            OF         TRANSACTION        GAIN
       IDENTITY OF PARTY INVOLVED                  CASE OF A LOAN)            TRANSACTION       ASSET          DATE           (LOSS)
------------------------------------------------------------------------------------------------------------------------------------
Category iii) A series of transactions
  involving securities of the same issue
  which, when aggregated, involve an
  amount in excess of 5% of the current
  value of plan assets--continued:
     Royal Maccabees Life Insurance
       Company--continued                  S&P 500 Fund
                                               37 purchases                                 $   574,360     $   574,360
                                               88 sales                                                       1,366,152           *
                                           Equity Income Fund
                                               44 purchases                                     212,973         212,973
                                               104 sales                                                      1,455,857           *
                                           Equity Growth Fund
                                               42 purchases                                     152,439         152,439
                                               102 sales                                                      1,656,467           *
                                           Money Market Fund
                                               40 purchases                                     176,019         176,019
                                               105 sales                                                        535,478           *
                                             SAFTY+ #2
                                               82 sales                                                          82,528           *


                         Crowley's/Steinbach 401(k) Plan
                                 EIN 38-0454910
                                    Plan #002

           Item 27d - Schedule of Reportable Transactions (continued)


                                                                                                                        EXPENSE
                                           DESCRIPTION OF ASSET (INCLUDING                                             INCURRED
                                            INTEREST RATE AND MATURITY IN       PURCHASE        SELLING     LEASE        WITH
       IDENTITY OF PARTY INVOLVED                  CASE OF A LOAN)                PRICE          PRICE     RENTAL     TRANSACTION
------------------------------------------------------------------------------------------------------------------------------------
Category iii) A series of transactions
  involving securities of the same issue
  which, when aggregated, involve an
  amount in excess of 5% of the current
  value of plan assets--continued:
     Royal Maccabees Life Insurance
       Company--continued                  SAFTY+ #3
                                               81 sales                                        $   113,563
                                           SAFTY+ #4
                                               81 sales                                             93,690
                                           SAF-TR #5
                                               3 purchases                                          10,203
                                               80 sales                                             75,063
                                           Short-term Investment Fund
                                               58 purchases                    $   697,660
                                               55 sales                                          1,334,959

     MFS Money Market Fund                 MFS Money Market Fund
                                               12 purchases                      3,920,619
                                               7 sales                                           3,412,065

     MFS Fixed Fund                        MFS Fixed Fund
                                               18 purchases                      1,536,544


                                                                                               CURRENT
                                                                                               VALUE OF
                                           DESCRIPTION OF ASSET (INCLUDING        COST         ASSET ON           NET
                                            INTEREST RATE AND MATURITY IN          OF         TRANSACTION        GAIN
       IDENTITY OF PARTY INVOLVED                  CASE OF A LOAN)                ASSET          DATE           (LOSS)
----------------------------------------------------------------------------------------------------------------------
Category iii) A series of transactions
  involving securities of the same issue
  which, when aggregated, involve an
  amount in excess of 5% of the current
  value of plan assets--continued:
     Royal Maccabees Life Insurance
       Company--continued                  SAFTY+ #3
                                               81 sales                                        $  113,563          *
                                           SAFTY+ #4
                                               81 sales                                            93,690          *
                                           SAF-TR #5
                                               3 purchases                     $   10,203          10,203
                                               80 sales                                            75,063          *
                                           Short-term Investment Fund
                                               58 purchases                       697,660         697,660
                                               55 sales                                         1,334,959          *

     MFS Money Market Fund                 MFS Money Market Fund
                                               12 purchases                     3,920,619       3,920,619
                                               7 sales                                          3,412,065          *

     MFS Fixed Fund                        MFS Fixed Fund
                                               18 purchases                     1,536,544       1,536,544


                         Crowley's/Steinbach 401(k) Plan
                                 EIN 38-0454910
                                    Plan #002

           Item 27d - Schedule of Reportable Transactions (continued)


                                                                                                                          EXPENSE
                                           DESCRIPTION OF ASSET (INCLUDING                                               INCURRED
                                            INTEREST RATE AND MATURITY IN       PURCHASE          SELLING    LEASE         WITH
       IDENTITY OF PARTY INVOLVED                  CASE OF A LOAN)                PRICE            PRICE     RENTAL     TRANSACTION
-----------------------------------------------------------------------------------------------------------------------------------
Category iii) A series of transactions
  involving securities of the same issue
  which, when aggregated, involve an
  amount in excess of 5% of the current
  value of plan assets--continued:
     MFS Government Limited                MFS Government Limited Maturity
       Maturity Fund                           Fund
                                                 7 purchases                   $   492,548
                                           MFS Bond Fund
                                               6 purchases                         661,691
     Massachusetts Investors Trust         Massachusetts  Investors Trust
                                               8 purchases                       1,470,755
     MFS Research Fund                     MFS Research Fund
                                               8 purchases                       1,544,553
     Vanguard Index Trust                  Vanguard Index Trust
                                               17 purchases                      2,883,437
                                               2 sales                                             $   3,257


                                                                                                CURRENT
                                                                                                VALUE OF
                                           DESCRIPTION OF ASSET (INCLUDING         COST         ASSET ON           NET
                                            INTEREST RATE AND MATURITY IN           OF         TRANSACTION        GAIN
       IDENTITY OF PARTY INVOLVED                  CASE OF A LOAN)                 ASSET          DATE           (LOSS)
-----------------------------------------------------------------------------------------------------------------------
Category iii) A series of transactions
  involving securities of the same issue
  which, when aggregated, involve an
  amount in excess of 5% of the current
  value of plan assets--continued:
     MFS Government Limited                MFS Government Limited Maturity
       Maturity Fund                           Fund
                                                 7 purchases                   $   492,548     $   492,548
                                           MFS Bond Fund
                                               6 purchases                         661,691         661,691
     Massachusetts Investors Trust         Massachusetts  Investors Trust
                                               8 purchases                       1,470,755       1,470,755
     MFS Research Fund                     MFS Research Fund
                                               8 purchases                       1,544,553       1,544,553
     Vanguard Index Trust                  Vanguard Index Trust
                                               17 purchases                      2,833,437       2,833,437
                                               2 sales                                               3,257          *



There were no category ii) or iv) reportable transactions.

*Trustee does not track cost.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Crowley, Milner and Company, as the employer-sponsor of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        CROWLEY'S/STEINBACH
                                        401(K) PLAN

                                        By:  CROWLEY, MILNER AND COMPANY


                                             By: /s/ John R. Dallacqua
                                                 ------------------------------
                                                 John R. Dallacqua, Vice
                                                 President-Finance

Dated:  July 10, 1998

                                EXHIBIT INDEX



Exhibit
  No.           Description

  23            Consent of Independent Auditors.